UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70531

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GlobeTech Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1522 W. Manchester Avenue
(No. and Street)

Los Angeles (City) CA (State) 90047 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark H. Rhynes (Name) (323) 615-4460 (Area Code – Telephone Number) mark@globetechsecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane (Address) Fredericksburg (City) TX (State) 78624 (Zip Code)

03/19/2019 (Date of Registration with PCAOB)(if applicable) 6543 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Mark Rhynes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Globetech Securities LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Notary Public

HERMAN E. RHYNES
COMM. # 2332605
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Comm. Exp. SEPT. 24, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to ~~consolidated~~ financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GlobeTech Securities LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31st, 2021

Contents

Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members of Globetech Securities LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Globetech Securities LLC (the "Company") as of December 31, 2021, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Emphasis-of-Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring operating losses and negative cash flow and has financed its working capital requirements through related party contributions. These conditions raise doubt about the Company's ability to continue as a going concern as disclosed in Note 7 to the financial statements. As discussed in Note 6 to the financial statements, the Company is restating its opening stockholder's equity balance due to unrecorded operating costs incurred during prior year.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

Fredericksburg, Texas

March 2, 2022

We have served as the Globetech Securities LLC's auditor since 2020.

GlobeTech Securities LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31st, 2021

ASSETS		
Comerica Bank	$	7,998.30
FINRA Flex Funds	$	100.00
TOTAL ASSETS	**$**	**8,098.30**
LIABILITIES		
Liabilities	$	2,000.00
	$	
Total Liabilities	**$**	**2,000.00**
EQUITY		
Christopher R. Petruzzi	$	3,956.60
Mark H. Rhynes	$	21,204.50
Net Income	$	(7,604.80)
Retained Earnings	$	(11,457.95)
Total Equity	**$**	**6,098.30**
TOTAL LIABILITIES & EQUITY	**$**	**8,098.30**

GlobeTech Securities, LLC

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31st, 2021

INCOME DETAILS

	2021
Revenue	
	$ -
	$ -
	$ -
	$ -
Total Revenue	**$ -**

EXPENSE DETAILS

Operating Expenses	
Audit Expense	$ 3,500.00
Bank Service Charges	$ 131.40
FINRA Expenses	$ 1,960.00
Franchise Tax Board	$ 818.40
Insurance Expense (Fidelity Bond)	$ 576.00
Rent Expense	$ 375.00
Email Arch Expense	$ 244.00
Total Operating Expenses	**$ 7,604.80**

NET INCOME/LOSS	**$ (7,604.80)**
REVENUES AFTER DEPRECIATION	**$ (7,604.80)**

GlobeTech Securities, LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31st, 2021

OPERATING ACTIVITIES			
Net Loss		$	(7,604.80)
	Audit Expense Payable	$	2,000.00
	Rent Payable	$	(375.00)
Net Cash used by Operating Activities		**$**	**(5,979.80)**
INVESTING ACTIVTIES			
		$	
Net cash provided by Investing Activities (Flex Fund)		$	63.75
FINANCING ACTIVITIES			
	Christopher R. Petruzzi	$	356.60
	Mark H. Rhynes	$	5,244.00
Net cash provided by Financing Activities		**$**	**5,600.60**
Net cash decrease for period		$	(315.45)
Cash at beginning of period			8,313.75
Cash at end of period		**$**	**7,998.30**

GlobeTech Securities LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31st, 2021

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance at December 31, 2020	$ -	8,103	$ -	8103
Capital Contributions		8205		8205
Net Income (profit)		(7,604)	$ -	(7,604)
Balance at December 31, 2021	$ -	8,098	$ -	7,998

GlobeTech Securities LLC
Notes to Financial Statements
As of and for the Year-Ended December 31st, 2021

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

GlobeTech Securities LLC (the "Company") was incorporated in the State of California in November 2019. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funder or securities, and is registered under the Securities and Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Agency ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's primary business is merger consultation and referring.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i) per footnote 74, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reverse requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from the those estimates.

With the consent of its members, the Company has elected to be treated as an S Corporation under subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial

statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provisions reported is the California minimum franchise tax of $800 due is March 15, 2022.

The Company is required to filed income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statues of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statue remain subject to examination. As of December 31, 2020, the IRS or the Franchise Tax Board has not proposed any adjustment to the Company's tax position.

Note 3: COMMITMENTS AND CONTINGENCIES

Going-Concern

The Company had little to no activity for the year end December 31, 2021

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" of "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated in the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending on December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

The Company had either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the

company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of ($8,098.30).

Note 6: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year ended December 31, 2021, through March 2, 2022, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Restatement

The financial statements reflect a restatement recorded to the 1/1/2021 stockholder's equity account balance due to unrecorded operating costs incurred during prior year.

Note 7: Going Concern and Liquidity Risk

The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the year ended December 31, 2021, the Company reported a net loss of $ 7,604.80 and relied on contributions from member of $ 9,356.00 to fund its operation. These results and the cash on hand at December 31, 2021 raise substantial doubt about the Company's ability to continue as a going concern.

There is no rent arrangement.

GlobeTech Securities LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31st, 2021

Computation of Net Capital

Stockholder's Equity			$ 6,098.30
Non-Allowable Assets			
CRD	$		
SIPC Fees	$		
Total Non-Allowable Assets			$ 0.00
Haircuts on Securities Positions			
Securities Haircuts	$		
Undue Concentration Charges			
Total Haircuts on Securities Positions		$ 0.00	
Net Allowable Capital			$ 6,098.30

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 133
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	6,000
Net Capital Requirement	5,000
Excess Net Capital	1,098.30
Net Capital Less Greater of 10% of Percentage of Aggregate Indebtedness	0,000

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 2,000
Percentage of Aggregate Indebtedness to Net Capital	75.00 %

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31st, 2021	$ 8,098.30	
Adjustments		
Increase (Decrease) in Equity	0.00	
(Increase) Decrease in Non-Allowable Assets		(0)
(Increase) Decrease in Securities Haircuts	6,098.30	
Net Capital per Audit	2,000.00	
Reconciled Difference	-	

GlobeTech Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31st, 2021

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31st, 2021, the Company had net capital of $8,102.50 which was $3,102.50 in excess of its required net capital of $5,000.00. The Company's net capital ratio was 98%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); Limited business.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate, nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Tuttle & Bond, PLLC
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2021

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(1)

Mark Herman Rhynes
Globetech Securities LLC
1522 W. Manchester Avenue
Los Angeles, CA 90047

Dear Mark Herman Rhynes:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Globetech Securities LLC identified 15c3-3(k)(1) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Globetech Securities LLC stated that it has met the 15c3-3(k)(1) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Globetech Securities LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Globetech Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond, PLLC

Fredericksburg, Texas
March 2, 2022

Tuttle & Bond, PLLC
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2021

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Mark Herman Rhynes
Globetech Securities LLC
1522 W. Manchester Avenue
Los Angeles, CA 90047

Dear Mark Herman Rhynes:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Globetech Securities LLC identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 5c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Globetech Securities LLC stated that it has met the 5c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Globetech Securities LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Globetech Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond, PLLC

Fredericksburg, Texas
March 2, 2022

GlobeTech Securities, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31st, 2021

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Globetech Securities LLC
1522 W. Manchester AvenueLos
Angeles, CA 90047

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)To

the best knowledge and belief, Globetech Securities LLC;

1. Claims exemption 15c3-3(k)(2)(i)

2. We have met the identified exemption from January 1, 2021 through. December 31, 2021, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards.

Mark H. Rhynes Mark
Rhynes
CEO
Globetech Securities LLC